

Mail Stop 4631   August 18, 2009

Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

>   **Re:**   **China Housing & Land Development, Inc.**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed July 30, 2009**
>   **File No. 333-149746**
>
>   **Annual Report on Form 10-K/A**
>   **For the Fiscal Year Ended December 31. 2008**
>   **Filed July 30, 2009**
>   **File No. 001-34065**
>
>   **Quarterly Report on Form 10-Q**
>   **For the Period Ended June 30, 2009**
>   **Filed August 12, 2009**
>   **File No. 001-34065**
>
>   **Quarterly Report on Form 10-Q**
>   **For the Period Ended March 31, 2009**
>   **Filed May 7, 2009**
>   **File No. 001-34065**

Dear Mr. Feng:

    We have reviewed your filings and have the following comments. We welcome
any questions you may have about our comments or any other aspect of our review. Feel
free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 7 to Registration Statement on Form S-1

Cover Page

1. Please check the box indicating that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

Prospectus Summary, page 2

Our Company, page 2

2. We note the revised disclosures you have included in response to comment 5 in our letter dated May 7, 2009. Please further revise your disclosure to state the amount currently due under the late registration penalty payment to the extent you have not yet reached an agreement for waiver with the holders of the 5% Senior Secured Convertible Notes. If you have reached an agreement for waiver with the holders of the Notes, please provide the material terms of this agreement. Please clarify the calculation of the payment to state whether the outstanding principal amount is the entire amount of the 5% Senior Secured Convertible Notes, or the $9 million that is convertible into common stock. Finally, please disclose when you began negotiations with the holders of the Notes for a waiver.

Security Ownership of Certain Beneficial Owners and Management, page 43

3. We note your response to comment 21 in our letter dated May 7, 2009. Since Mr. Pingji Lu has voting power over the 12,231,292 shares held by the Company's employees, it appears that he is the beneficial owner of these shares under Rule 13d-3 of the Exchange Act and Item 403 of Regulation S-K. Please revise your disclosure accordingly.

Management's Discussion and Analysis, page 44

Critical Accounting Policies and Estimates, page 44

Real estate held for development or sale, intangible asset and deposits on land use rights, page 44

4. Please disclose why you believe that the June 2011 expiration date for the agreement with the Baqiao District Government of Xi'an City to develop the Baqiao Science & Technology Industrial Park will be extended. Please also disclose the impact to your business if you are unable to obtain an extension and have not developed the land by June 2011.

Consolidated Operating Results, page 47

5. Please revise your discussion and analysis for the interim periods presented to address the concerns raised in comments 26 and 28 in our letter dated May 7, 2009.

6. Please further revise your tabular presentation on page 52 to state the cumulative percentage of GFA sold through the end of each period in addition to the percentage sold during the period. This will allow investors to understand whether any additional revenues for each project could be generated during future periods.

Index to Financial Statements, page F-1

7. Please include your interim consolidated financial statements in the index.

Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-8

Intangible Assets, page F-12

8. We note your response to comment 34 in our letter dated May 7, 2009, in which you clarify your policy for amortizing the development right for the 487 acres of land in Baqiao Park intangible asset. Please revise your policy to clearly state that the amortization of this intangible asset is based on the percentage of profit margin realized over the total expected profit margin to be realized from the 487 acres of land in the Baqiao project, as noted from your response. Your current disclosure appears to indicate that it could be based on the percentage of acreage sold as compared to total acreage, as noted in our previous comment.

Deferred tax, page F-15

9. We note the additional disclosure you provided in response to comment 36 in our letter dated May 7, 2009. Please further revise this disclosure to clarify that the subsidiaries with the net operating loss carryforwards are either holding companies or entities that are in the start up stage for which the net operating losses cannot be utilized by other subsidiaries. Refer to your response letter filed on July 30, 2009.

Note 13 – Convertible debt, page F-20

10. We note your disclosures on page 3 that you are subject to late registration penalty payments regarding the registration rights associated with your 5% Senior

Secured Convertible Notes. As previously requested in comment 5 in our letter dated May 7, 2009, please revise your disclosure to include the information required by paragraph 12 of FSP EITF 00-19-2. If you do not believe the penalty payments to be material, please explain to us how you arrived at this conclusion.

Note 16 – Shareholders' Equity, page F-21

11. We note your response to comment 41 in our letter dated May 7, 2009. Please provide us with additional details regarding the 2007 Stock Incentive Plan ("2007 Plan"), as follows:

- The date the Board of Directors and/or the Compensation Committee approved the 2007 Plan.
- The periods that the 2007 Plan relate (e.g., restricted stock grants can be made for fiscal years 2007-2009 under the 2007 Plan).
- The total number of shares of restricted stock that may be granted under the 2007 Plan.
- Confirm that the formula used to determine the number of shares ultimately to be issued is included in the 2007 Plan originally approved by the Board of Directors and/or the Compensation Committee.
- The date the 2007 Plan was communicated to your employees that are eligible to receive restricted stock grants under the 2007 Plan.
- The date the net profit of no less than $16.3 million performance condition was determined and communicated to the employees eligible to receive restricted stock grants under the 2007 Plan. Please clarify whether this amount is based on net profit with or without stock-based compensation recognized for the current period and/or other fiscal periods.
- The date the total planned amount of restricted shares to be issued for fiscal year 2007 was determined.
- While Exhibit 99.1 is listed as the "Stock Incentive Plan 2007-2008," it appears to be a Form of Restricted Stock Agreement to be issued to individual employees. Please confirm the nature of this exhibit and tell us how it was used and when it was issued. Exhibit A, which contains the Performance Measure, was not included. Please explain when Exhibit A was provided to the employees, describe how it was used and provide a copy. Provide us with a copy of any other relevant plan documents and consider including them as Exhibits.

Please provide us with any other information that you believe is relevant in determining the service inception date and the grant date of the 2007 incentive stock awards in accordance with the guidance in SFAS 123R.

12. In consideration of your responses to the preceding comment, please tell us how you determined that the first criteria for determining the service inception date was not met until July 2, 2008, the date that the Board of Directors and Compensation Committee determined the number of restricted stock to issue to

each eligible employee. In this regard, we note that the second criteria for determining the service inception date does not require that there be a mutual understanding of the key terms and conditions of the award. Please refer to paragraphs 41 and A79-A83 of SFAS 123R for guidance.

Condensed Consolidated Financial Statements for the Fiscal Quarters Ended March 31, 2009 and March 31, 2008

Condensed Consolidated Balance Sheets, page F-25

13. Please revise your presentation for shareholders' equity to include a subtotal for the portion of total equity related to your shareholders. Refer to paragraph 26 and Schedule 2 in Appendix A of SFAS 160 for guidance.

Exhibit 5.1 – Legality Opinion

14. We note that you previously filed a legal opinion dated April 13, 2009. Please file a new legality opinion updating the date of the opinion.

15. Please confirm to us supplementally that the reference to the General Corporation Law of the State of Nevada in the third full paragraph includes the statutory provisions, all applicable provisions of the Nevada Constitution, and the reported judicial cases interpreting those laws currently in effect.

16. We note your statement in the fourth full paragraph that "[t]his opinion is furnished by me as counsel to the Corporation and is solely for your benefit and for reliance upon by the selling security holders and investors purchasing pursuant to the registration statement." Please note that investors are entitled to rely on the opinion expressed and any limitation on investor reliance is not permissible. Please revise accordingly.

Amendment No. 2 to Form 10-K/A for the Fiscal Year Ended December 31, 2008

Management's Annual Report on Internal Control Over Financial Reporting, page 61

17. We note your response to comment 46 in out letter dated May 7, 2009; however, we reissue the comment in part. Please amend your 10-K to comply with Item 308T of Regulation S-K, specially, please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. See Item 308T(a)(2) of Regulation S-K.

Signatures, page 69

18. On page 35 of the Form S-1 filed on July 30, 2009, we note that William Xin ceased to be your Chief Financial Officer in June 2009. Please arrange to have your current Chief Financial Officer sign the amended Form 10-K.

Exhibit 32.2 – Section 906 Certification of Cangsang Huang

19. We note that this certification identifies the report as the Company's Form 10-K for the period ended December 31, 2007. Since this certification incorrectly identified the report with which it was filed, you must refile your full Form 10-K as an amendment with the corrected certification.

Form 10-Q for the Quarterly Period Ended June 30, 2009

General

20. As previously requested in comment 43 in our letter dated May 7, 2009, please address all of the comments issued under the Form S-1 in your future periodic reports. For example in Note 12 – Convertible Debt, you have not provided the clarifying disclosures for the warrants available as incentive compensation to management or the clarifying disclosure as to why the warrants and embedded derivatives associated with the convertible debt are required to be bifurcated and marked-to-market each reporting period. Another example would be the project-specific financial information such as the total gross floor area available for sale, the percentage of completion of the construction, the percentage of the GFA sold, and the residential sales price per GFA in MD&A to supplement your discussion and analysis of revenues.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Consolidated Operating Results, page 28

21. We note that you reversed $1,018,606 in revenues previously recognized for the Tsining JunJing I project due to a customer returning units during the second quarter of fiscal year 2009. As this was a project in which you began recognizing revenues prior to January 1, 2008, we assume that revenues for this project were recognized under the full accrual method in accordance with SFAS 66. Based on the guidance in SFAS 66 for recognizing revenue under the full accrual method, it is unclear why there would be a need to reverse revenue in a subsequent period. Please provide us with a comprehensive explanation as to the facts and circumstances surrounding the customer's ability to return units to you and the need for you to reverse revenue previously recognized. As part of your explanation, please provide us with a detailed understanding as to how your

recognition of revenue under the full accrual method complied with the guidance in SFAS 66. Please also explain whether there are any other units that are at-risk for being returned and you would need to reverse revenue previously recognized. This explanation should include quantification of revenues previously recognized that are at-risk for reversal. Please revise your disclosures in the Form S-1 and your future periodic reports to provide investors with an understanding of these facts and circumstances, as well.

Exhibits 31.1 and 31.2 – Section 302 Certifications

22. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Additionally, in future filings, please also include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d).

Form 10-Q for the Quarterly Period Ended March 31, 2009

Disclosure Controls and Procedures, page 29

23. We note that you only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. If true, please confirm supplementally that based upon the evaluation of your management, including your CEO and CFO, you also concluded that as of March 31, 2009 your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please include this disclosure in future filings.

* * * *

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terrence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jiannan Zhang, Esq.
       Cadwalader, Wickersham & Taft LLP
       2301 China Central Place
       Tower 2
       No. 79 Jianguo Road
       Beijing, China 100025